Greg G. Maxwell
 Senior Vice President
 Chief Financial Officer
 and Controller

10001 Six Pines Drive,
 Room 8040
The Woodlands, Texas
 77380

P.O. Box 4910
 The Woodlands, Texas
 77387-4910

 Telephone: 832-813-4365
Facsimile: 832-813-4323

 E-mail:maxwegg@cpchem.com

www.cpchem.com

July 18, 2006

Mr. Rufus Decker
Accounting Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7010

Re:   Chevron Phillips Chemical Company LLC
         Form 10-K for the Fiscal Year Ended December 31, 2005
         Form 10-Q for the Fiscal Quarter Ended March 31, 2006
         File No. 333-59054-01

Dear Mr. Decker:

On behalf of Chevron Phillips Chemical Company LLC (“CPChem” or “the Company”), this letter is in response to your letter dated July 5, 2006 to Mr. Raymond I. Wilcox, President and Chief Executive Officer of CPChem, in which you provided additional comments on CPChem’s 2005 Form 10-K. In order to expedite the Staff’s review of our responses, we have numbered and repeated the full text of the Staff’s comments, each of which is followed by our response.

Form 10-K for the Fiscal Year Ended December 31, 2005

Notes to Financial Statements

Note 5. Investments in and Advances to Affiliates

1.       We read your response to our comment 11 from our letter dated  June 9, 2006. Please provide us with a summary of the evaluation you performed to determine whether Phillips Sumika Polypropylene Company and K R Copolymer Co., Ltd. were subject to the consolidation provisions of FIN 46(R). Your summary should clearly demonstrate how you did not meet each of the conditions outlined in paragraph 5 of FIN 46(R).

         Response:
In evaluating Phillips Sumika Polypropylene Company (“PSPC”) and K R Copolymer Co., Ltd. (“KRCC”) under paragraph 5(a) of FIN 46(R), we calculated the equity investment at risk in each of these ventures in accordance with guidance provided in paragraphs 5(a)(1) through 5(a)(4),  and determined it was sufficient to permit them to finance their activities without additional subordinated financial support. The equity investment at risk for PSPC and KRCC was 83% and 37% of total assets, respectively, at the latest reconsideration event dates of May 2002 and July 2000 (the formation of CPChem), respectively. These percentages were similar to other CPChem joint ventures holding petrochemical plant assets that were operating without additional subordinated financial support. There has been no additional subordinated financial support required by either venture since their respective formation dates (PSPC — 1992; KRCC — 1999).

For paragraph 5(b), we determined that, as a group, the holders of the equity investment at risk for both PSPC and KRCC did not lack any of the characteristics of a controlling financial interest since CPChem and our respective partner in each venture have: (1) the direct ability through voting rights to make decisions about the venture’s activities that have a significant effect on the success of the venture; (2) the obligation to absorb the expected losses of the venture; and (3) the right to receive the expected residual returns of the venture.

With regard to paragraph 5(c), we determined that the conditions in item (i) were met because our voting rights in each of the ventures are less than our respective ownership interest, and therefore, less than our obligations to absorb the expected losses and our rights to receive the expected residual returns of the respective venture. However, we determined that conditions in item (ii) were not met because substantially all of the activities of PSPC and KRCC do not involve or are not conducted on behalf of CPChem. We were able to reach this conclusion for PSPC and KRCC based on the following qualitative assessments:

PSPC

•                  PSPC’s operations include a petrochemical manufacturing facility that is similar in nature to other facilities of both CPChem and Sumitomo Chemical Company, Ltd. (“Sumitomo”), the parent company of our venture partner, Sumika Polymers America Corporation.

•                  PSPC’s operations are of similar importance to both partners and are a relatively small portion of each partner’s portfolio.

•                  Participation in significant decisions concerning PSPC is shared equally by both partners, including approval of capital and operating budgets, significant maintenance activities and major changes to business activities.

•                  Feedstock used in manufacturing PSPC’s products is purchased from CPChem at market prices. Catalyst and specialty polypropylene not manufactured by PSPC are purchased at market prices from Sumitomo.

•                  CPChem contributed a high-activity-catalyst polypropylene plant to PSPC and Sumitomo contributed cash and the technology used by PSPC to build a gas-phase polypropylene plant.

•                  Employees of both CPChem and Sumitomo are actively involved in managing the operations of PSPC.

•                  CPChem operates PSPC’s assets on behalf of the venture under an operating agreement and under joint supervision of both partners. CPChem provides administrative services such as accounting, human resources, and information technology to the venture at cost.

•                  Both partners are obligated to fund cash shortfalls of PSPC as necessary based on their respective ownership interest.

•                  The partners have the right to use certain technology resulting from the development activities of PSPC.

•                  There are no significant assets leased by PSPC to or from either partner.

•                  Each partner has the right of first refusal to match third party offers to purchase the interest of the other partner. Neither partner has a call option to purchase the interest of the other partner, nor an option to “put” their interest to the other partner.

•                  PSPC was not formed to provide financing to or buy assets on behalf of either partner.

KRCC

•                  KRCC’s operations include a petrochemical manufacturing facility that is similar in nature to other petrochemical facilities of both CPChem and Daelim Industrial Co, Ltd. (“Daelim”), our venture partner.

•                  KRCC’s operations are of similar importance to both partners and are a relatively small portion of each partner’s portfolio.

•                  Participation in significant decisions concerning KRCC is shared equally by both partners, including approval of capital and operating budgets, significant maintenance activities and major changes to business activities.

•                  A joint venture of Daelim sells feedstocks to KRCC at market prices and a subsidiary of Daelim provides various plant services under a service agreement. CPChem has marketing rights to sell all of KRCC’s products outside of Korea and receives a market-based commission for this service. Daelim has similar rights for products marketed within Korea.

•                  KRCC purchased its operating assets from Daelim.

•                  The president of KRCC is seconded from CPChem. The remaining management team were originally employees of Daelim and are now employees of KRCC.

•                  Employees of KRCC do not receive compensation tied to the operating results of CPChem.

•                  Neither partner is obligated to fund operating losses of KRCC.

•                  No research and development activities are performed by KRCC on behalf of either partner.

•                  There are no significant assets leased by KRCC to or from either partner.

•                  Each partner has the right of first refusal to match third party offers to purchase the interest of the other partner. Neither partner has a call option to purchase the interest of the other partner, nor an option to “put” their interest to the other partner.

•                  KRCC was not formed to provide financing to or buy assets on behalf of either partner.

Because the conditions in items (i) and (ii) of paragraph 5(c) of FIN 46(R) were not both met, we concluded that the conditions under paragraph 5(c) as well as paragraph 5(b)(1) were not met for either PSPC or KRCC.

Because none of the conditions of paragraph 5 were met, we concluded that PSPC and KRCC were not subject to the consolidation provisions of FIN 46(R).

2.                     We read your response to our comment 12 from our letter dated June 9, 2006. You evaluated Q-Chem II and Saudi Chevron Phillips Company under paragraph 4(h) of FIN 46(R) and deemed both entities to be businesses under the definition in Appendix C. Your response indicates that you did not deem Q-Chem to be a business under the definition in Appendix C. Please help us understand the differences among these entities, which led you to conclude that Q-Chem II and Saudi Chevron Phillips Company were businesses whereas Q-Chem is not a business.

Response:

Q-Chem, Q-Chem II and Saudi Chevron Phillips Company were all deemed to be businesses under the definition in Appendix C of FIN 46(R) since the ventures were formed to own and operate petrochemical plant facilities that are similar to CPChem’s other petrochemical plant facilities. We evaluated each venture under paragraph 4(h) of FIN 46(R) and because CPChem provided more than half of the total equity and subordinated debt to Q-Chem (which was not the case for Q-Chem II and Saudi Chevron Phillips Company), CPChem met the condition in item (3) of paragraph 4(h) for Q-Chem, which required CPChem to determine if Q-Chem was a variable interest entity. Q-Chem II and Saudi Chevron Phillips Company did not meet any of the four conditions listed under paragraph 4(h) and as such these entities were not required to be evaluated to determine if they were variable interest entities.

3.                     Please provide us with a summary of the evaluation you performed to determine whether Q-Chem was subject to the consolidation provisions of FIN 46(R). Your summary should clearly demonstrate how you did not meet each of the conditions outlined in paragraph 5 of FIN 46(R).

Response:

In evaluating Q-Chem under paragraph 5(a) of FIN 46(R), we calculated the equity investment at risk, as of the latest reconsideration event, in accordance with guidance provided in paragraphs 5(a)(1) through 5(a)(4). We were not immediately able to determine that the equity investment at risk of $106 million was sufficient to allow Q-Chem to finance its activities without additional subordinated financial support. As a result, we conducted an analysis under paragraph 9(c) of FIN 46(R) to determine if the equity investment at risk in Q-Chem exceeded the estimate of Q-Chem’s expected losses based on reasonable quantitative evidence. Our analysis was based on six cash flow scenarios using estimated chemical prices derived from forecasted future crude oil prices. The pricing for the cash flow scenarios was sourced from data prepared by third party industry consultants, consistent with original pricing assumptions used by Q-Chem in presentations to its lenders regarding the project’s anticipated financial performance. The cash flows were discounted to present value using a risk-free rate of return and weighted for probability to determine the expected cash flow. The variation of cash flow for the six scenarios was compared to the expected cash flow to determine the expected losses and expected residual returns for Q-Chem in accordance with Statement of Financial Accounting Concepts 7, “Using Cash Flow Information and Present Value in Accounting Measurements,” and consistent with the guidance in Appendix A of FIN 46(R). The expected losses were calculated to be $32 million and were significantly less than the $106 million of equity investment at risk, which was therefore considered to be sufficient, in accordance with paragraph 9(c) of FIN 46(R). In addition, we performed another analysis based on the six cash flow scenarios assigning a greater probability to the higher and lower cash flow cases. This created a larger variation of cash flows from the expected cash flow and therefore higher expected losses. These expected losses were calculated to be $77 million, still significantly less than the $106 million of equity investment at risk. In both analyses, cash flows were sufficient for Q-Chem to fully repay its senior debt and the subordinated debt due CPChem.

Based on this analysis, the equity investment at risk was considered to be sufficient and therefore the condition under paragraph 5(a) was not met.

For paragraph 5(b), we determined that as a group, the holders of the equity investment at risk did not lack any of the characteristics of a controlling financial interest since CPChem and our partner have: (1) the direct ability through voting rights to make decisions about Q-Chem’s activities that have a significant effect on the success of Q-Chem; (2) the obligation to absorb the expected losses of Q-Chem; and (3) the right to receive the expected residual returns of Q-Chem.

With regard to paragraph 5(c), we determined that the conditions in item (i) were met because voting rights in specified significant decisions (including those detailed below) require a unanimous vote of Q-Chem’s governing board of directors, resulting in CPChem having effective voting rights of 50% in such decisions. This percentage is less than our ownership interest resulting from both our equity investment in and subordinated loans to Q-Chem, and therefore, less than our obligations to absorb the expected losses and our rights to receive the expected residual returns of Q-Chem. However, we determined that conditions in item (ii) were not met because substantially all of the activities of Q-Chem do not involve or are not conducted on behalf of CPChem. We were able to reach this conclusion based on a qualitative assessment summarized as follows:

•                  Q-Chem’s operations include a petrochemical manufacturing facility that is similar in nature to other facilities of both CPChem and Qatar Petroleum (“QP”), our venture partner.

•                  Q-Chem’s operations are of similar importance to both partners.

•                  Participation in significant decisions concerning Q-Chem is shared equally by both partners, including approval of capital and operating budgets, significant maintenance activities and major changes to business activities.

•                  QP sells feedstocks to Q-Chem at prices that approximate market for the region. CPChem acts as either an agent or a distributor for the sale of most of Q-Chem’s products and receives a market-based commission for this service. For products where CPChem acts as distributor, the purchase and subsequent sale to end customers is essentially on a breakeven basis.

•                  The petrochemical manufacturing facilities were constructed by Q-Chem.

•                  Employees of both CPChem and QP are actively involved in managing the operations of Q-Chem.

•                  Both partners have personnel in management positions that are involved in day-to-day operations of Q-Chem.

•                  Employees of Q-Chem do not receive compensation tied to the operating results of CPChem.

•                  CPChem has commitments to provide loans and advances to Q-Chem if specified events occur. No loans or advances under these commitments have been made, and based on the cash flow analysis and various scenarios considered in accordance with Statement of Financial Accounting Concept 7, none of these expected loss scenarios contemplated the need for loans or advances.

•                  No research and development activities are performed by Q-Chem on behalf of either partner.

•                  There are no significant assets leased by Q-Chem to or from either partner.

•                  Each partner has the right of first refusal to match third party offers to purchase the interest of the other partner. Neither partner has a call option to purchase the interest of the other partner, nor an option to “put” their interest to the other partner.

•                  Q-Chem was not formed to provide financing to or buy assets on behalf of either partner.

In evaluating Q-Chem as a potential variable interest entity, we took into consideration all of the factors above, including the nature of Q-Chem’s activities, the nature of each variable interest holder’s activities exclusive of their investment in Q-Chem, the rights and obligations of each variable interest holder, and the role that each variable interest holder has in Q-Chem’s operations, among other pertinent factors, and concluded that substantially all of the activities of Q-Chem do not involve and are not conducted on behalf of CPChem.

Because the conditions in items (i) and (ii) of paragraph 5(c) of FIN 46(R) were not both met, we concluded that the conditions under paragraph 5(c) as well as paragraph 5(b)(1) were not met for Q-Chem.

Because none of the conditions of paragraph 5 were met, we concluded that Q-Chem was not subject to the consolidation provisions of FIN 46(R).

Qatar Chemical Company Limited, Q.S.C.

Independent Auditors’ Report, page 83 and 84

4.                     We read your response to our comment 16 from our letter dated June 9, 2006. As previously requested, please obtain from your auditors and amend your filing to include an auditors’ report for the year ended December 31, 2004.

Response:

Upon notification from the Staff of the satisfactory resolution of all other comments, and upon receipt of the appropriate signatures and auditors’ opinions, as requested, we will file an amended Annual Report on Form 10-K/A for the fiscal year ended December 31, 2005. The amended report will include a revised KPMG Report of the Auditors covering the financial statements of Qatar Chemical Company Limited, Q.S.C for the fiscal years ended December 31, 2005 and 2004. For the convenience of the reader, the amended report will be filed in its entirety, including an explanatory note setting forth the reason for the amendment, as well as updated signatures and Exhibit No. 31 certifications. Other than the revisions referred to above, all other information included in the original 2005 Form 10-K will remain unchanged.

We trust that the above responses adequately address the comments in your letter. If you should have any questions or further comments, please do not hesitate to contact me by phone at (832) 813-4365 or e-mail at maxwegg@cpchem.com.

Respectfully,

/s/ Greg G. Maxwell

Greg G. Maxwell
Senior Vice President, Chief Financial Officer and Controller

cc:       Meagan Caldwell, SEC Division of Corporate Finance
           Raymond I. Wilcox, President and Chief Executive Officer
           CPChem Board Audit Committee